

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 12, 2009

Dr. Anton Prodanovic
CEO and Director
Premier Energy Corp.
14785 Preston Road, Suite 550
Dallas, TX 75254

      Re: Premier Energy Corp.
               Item 4.01 Form 8-K/A
               Filed February 12, 2009
               File No. 333-145469

Dear Dr. Prodanovic:

      We have completed our review of your Form 8-K and related filings and have no further comments at this time.

               Sincerely,

               Ryan C. Milne
               Accounting Branch Chief